United States securities and exchange commission logo





                             March 8, 2022

       Adam Gerchen
       Chief Executive Officer
       L&F Acquisition Corp.
       150 North Riverside Plaza, Suite 5200
       Chicago, IL 60606

                                                        Re: L&F Acquisition
Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed February 7,
2022
                                                            File No. 333-262570

       Dear Mr. Gerchen:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 Filed February 7, 2022

       Summary of the Proxy Statement/Prospectus
       Organizational Structure, page 3

   1. Please revise the diagram on page 5 to identify the range of economic and voting interests to be held by each
category of investors in the registrant with an eye towards highlighting the economic and voting
rights L&F public stockholders will have post-combination.
       The Shareholder Meeting
       Quorum and Vote of L&F Shareholders, page 13

   2. We note your disclosure that L&F Initial Shareholders have agreed to vote all of their
                                                        L&F Ordinary Shares in
favor of the proposals being presented at the Shareholder
                                                        Meeting. Please amend
your disclosure here and elsewhere as appropriate to clarify the
 Adam Gerchen
FirstName  LastNameAdam Gerchen
L&F Acquisition  Corp.
Comapany
March      NameL&F Acquisition Corp.
       8, 2022
March2 8, 2022 Page 2
Page
FirstName LastName
         number of votes by public shareholders not subject to these voting agreements that are required to approve each of the proposals.
Interests of Certain Persons in the Business Combination, page 17

3. Please revise your disclosure here and elsewhere as appropriate to quantify the aggregate dollar amount and describe the nature of what the Sponsor and its affiliates have at risk that depends on completion of a business combination. Please include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the
         Sponsor and its affiliates are awaiting reimbursement. Please provide similar disclosure
         for the company   s officers and directors, if material. Please refer
to Item 18(a)(5)(i) of
         Form S-4.
Certain Other Interests in the Business Combination, page 19

4. We note that you engaged Jefferies to perform additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of the business combination. Please quantify the aggregate fees payable to Jefferies that are contingent on completion of the business combination.
Anticipated Accounting Treatment of the Business Combination
Scenario 2, Maximum Redemption Scenario, page 23

5. Please provide us with your analysis in concluding L&F is the accounting acquirer in this scenario, which differs from the accounting treatment in scenario 1, when ZeroFox shareholders will control the merged entity in both scenarios. Please provide the accounting guidance relied upon in supporting your analysis. Questions and Answers About the Proposals
"Q: Will L&F obtain new financing in connection with the Business
Combination?", page 27

6. Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business
         combination. Please disclose if the SPAC   s sponsors, directors,
officers or their affiliates
         will participate in the private placements.
"Q: What happens if a substantial number of the Public Shareholders vote in . . ..", page 29

7. Please quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
8.       It appears that underwriting fees remain constant and are not adjusted based on
         redemptions. Please revise your disclosure here and elsewhere as appropriate to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis.
 Adam Gerchen
FirstName  LastNameAdam Gerchen
L&F Acquisition  Corp.
Comapany
March      NameL&F Acquisition Corp.
       8, 2022
March3 8, 2022 Page 3
Page
FirstName LastName
"Q: May our Sponsor and the other L&F Initial Shareholders purchase Class A . . ..", page 44

9. We note your disclosure that the "L&F Initial Shareholders, including the Sponsor, the
         Target Companies and/or their respective affiliates may purchase Class A Ordinary Shares and/or L&F Public Warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire Class A Ordinary Shares or vote their shares in favor of the Business Combination Proposal." Please tell us how these purchases comply with Rule 14e-5 of the Exchange Act.
Risk Factors
Risks Related to Ownership of New ZeroFox Common Stock Following the Business Combination, page 87

10. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Please clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Please clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
Risks Related to L&F, the Business Combination and the Company
"The Company will be a holding company . . .", page 96

11. In view of this risk factor, please explain to us your consideration of Rules 4-08(e), 5-
         04(c) Schedule I and 12-04 of Regulation S-X.
"The L&F Warrant Agreement designates the courts of the State of New York or . .. .", page 100

12. We note that the forum selection provision in the L&F Warrant Agreement applies to claims arising under the Securities Act of 1933. Please state in your disclosure that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Background of the Business Combination, page 140

13. Please substantially revise the disclosure in this section to include a description of the negotiations relating to how L&F and ZeroFox reached an agreement as to the pre-money equity value of approximately $1.25 billion and the post-money, pro forma enterprise valuation of approximately $1.4 billion. For example, it is not clear who proposed an initial valuation and what the initial proposal was, if and how the amount evolved throughout the negotiations, and when the final valuation and type of consideration was agreed upon by the parties. In addition, please discuss the specific projected financial information considered and how it was used in determining these valuations.
14. Please discuss the negotiations surrounding the L&F Board's determination on August 18,
         2021 that the parties would pursue external financing for the deal at an initial valuation of
 Adam Gerchen
L&F Acquisition Corp.
March 8, 2022
Page 4
         up to $150 million. Please also discuss how this valuation changed and the negotiations surrounding the determination that the external financing to be included in the proposed business combination would be valued at $175 million.
The L&F Board's Reasons for the Approval of the Business Combination, page 156

15. Based on the factors discussed here, it does not appear that the L&F Board considered the consideration to be offered in the Business Combination in evaluating and recommending the Business Combination. Please explain whether the L&F Board took this factor into account in recommending the transaction.
16. Please disclose whether the L&F Board also considered ZeroFox's history of net losses in making its determination to recommend the transaction to shareholders. Certain Projected Financial Information, page 159

17. We note your disclosure that, "Neither L&F, ZeroFox not IDX nor any of their respective affiliates intends to, and, except to the extent required by applicable law, each of them expressly disclaims any obligation to, update, revise or correct the Projections to reflect circumstances existing or arising after the date such Projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Projections are shown to be in error." In light of the fact that the projections were last updated in November 2021, please revise to confirm whether or not the projections still reflect management's views on future performance.
18. Please revise to include a description of the material assumptions that underlie each line item of these projections. Please also disclose how and why the timeframe leading out to
         2026 projected financial results was selected and disclose whether or not the projections are in line with historic operating trends and, if not, explain why the change in trends is appropriate.
Certain Material United States Federal Income Tax Considerations, page 196

19. We note that the "Recitals" section of the Business Combination Agreement provides that,
       "for U.S. federal income Tax purposes . . . each of the Parties intends that (i) the ZF
       Merger be treated as a transaction that qualifies as a 'reorganization' within the meaning of
       Section 368(a) of the Code, [and] (ii) the IDX Merger and the IDX Forward Merger, taken together, be treated as an integrated transaction that qualifies as a
reorganization    within
       the meaning of Section 368(a) of the Code." Please provide disclosure as to the tax consequences of these mergers in this section and file an opinion, as necessary. In this regard, we note that if the tax consequences are material to the transaction as a whole,
FirstName LastNameAdam Gerchen
       which we believe to be the case with respect to these mergers, then disclosure and
Comapany    NameL&F
       appropriate      Acquisition
                    tax opinions are Corp.
                                     required with respect to the transaction
as a whole. Please
March refer  to Item
       8, 2022  Page4(a)(6)
                      4      of Form S-4.
FirstName LastName
 Adam Gerchen
FirstName  LastNameAdam Gerchen
L&F Acquisition  Corp.
Comapany
March      NameL&F Acquisition Corp.
       8, 2022
March5 8, 2022 Page 5
Page
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Balance Sheet as of October 31, 2021, page 212

20. You disclose elsewhere that the convertible notes associated with the $150 million convertible notes financing have varying rates of interest depending on whether interest is paid in cash or in kind. It is not clear if the pro forma financial information reflects both options. Please advise or revise as appropriate. Please refer to Rule 11-02(a)(10) of
         Regulation S-X.
21.      We note your disclosure in the bullet on page 210 that, "Assuming
Maximum
         Redemptions (Scenario 2) the pro forma financial information has been prepared without taking into account offering expenses." Please explain to us and disclose as appropriate the basis for this treatment.
22. We note the amount of historical September 30, 2021 total shareholders equity (deficit)
         in the LNFA column of $151,876 is inconsistent with the presentation for the corresponding figure on page FS-24 of ($23,212). Please revise for consistency.
Business of ZeroFox
Government Regulation & Legal Affairs, page 287

23. We note your disclosure that ZeroFox's business is "potentially subject to a variety of domestic and international laws and regulations relating to the collection, use, retention, protection, transfer, and processing of business data, personal data, and other sensitive information." You also disclose that these "laws and regulations and related risks are discussed in more detail in 'Risk Factors - Legal Proceedings.'" To enhance investors'
         understanding of the effect of governmental regulations on ZeroFox's business, please amend your disclosure in this section to describe the specific regulations referenced generally in the disclosure noted above. Please disclose how each of these regulations applies to you specifically, and whether you are currently in compliance with these regulations.
Management's Discussion and Analysis of Financial Condition and Results of Operations of IDX
IDX's Management's Discussion and Analysis of Financial Condition and Results
From
Operations
The Business, page 307

24. Please disclose the measure by which IDX is a "leading provider of data breach response services, and associated identity and privacy protection services to both commercial and government entities." For example, please disclose whether they lead by revenues, market share, or some other metric.
Beneficial Ownership of Securities, page 349

25. Please revise the footnotes to the table to identify the individuals who exercise voting and
 Adam Gerchen
L&F Acquisition Corp.
March 8, 2022
Page 6
      investment power over the securities owned by Redline Capital, Lookingglass Cyber
      Solutions, Inc., Corbin Capital Partners GP, LLC, and Sculptor Capital
LP.
Comparison of Corporate Governance and Shareholder Rights, page 357

26. Your charter waived the corporate opportunities doctrine. In an appropriate place in your filing, please address this potential conflict of interest and whether it impacted your search for an acquisition target.
Annex B, page B-4

27. Please revise Article X, Section 2 of the Proposed Certificate of Incorporation to clearly state that it will not apply to claims arising under the Exchange Act of 1934, as you have on pages 107 and 362 of the registration statement. In the alternative, please tell us how you will make future investors aware of the provision's limited applicability.
General

28. Please revise to include a conflicts of interest discussion and highlight all material
      interests in the transaction held by the Sponsor and the company   s
officers and directors.
      This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target companies. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination. For guidance, please refer to CF Disclosure Guidance: Topic No. 11.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Blaise Rhodes at 202-551-3774 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at 202-551-4695 or Dietrich King at 202-551-8071 with any other questions.



                                                             Sincerely,
FirstName LastNameAdam Gerchen
                                                             Division of
Corporation Finance
Comapany NameL&F Acquisition Corp.
                                                             Office of Trade &
Services
March 8, 2022 Page 6
cc:       Tamar Donikyan
FirstName LastName